EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollar amounts in thousands)	2015	2014	2015	2014
Pretax income before adjustment for income from unconsolidated subsidiaries	$36,864	$29,226	$50,986	$50,883
Add:
Fixed charges	7,885	4,330	15,142	8,053
Adjusted pretax income	$44,749	$33,556	$66,128	$58,936
Fixed charges:
Interest expense	$6,094	$2,442	$11,792	$4,430
Estimate of interest within rental expense	1,791	1,888	3,350	3,623
Total fixed charges	$7,885	$4,330	$15,142	$8,053
Ratio of earnings to fixed charges	5.7	7.7	4.4	7.3